UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

SUPPLEMENTAL APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Endowment Strategy Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

11525 Park Woods Circle
Alpharetta, Georgia	30005
(Address of principal executive offices)	(Zip Code)

(678) 222-3100

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent fiscal year ended December 31, 2017.

On February 28, 2018, the Registrant’s independent public accountant notified its Audit Committee that it was terminating its engagement, and would not complete its scheduled audit of the Fund’s financial statements for the year ended December 31, 2017. The Registrant’s Board of Trustees, including the Audit Committee thereof, has selected a new independent accounting firm to serve as the Registrant’s auditor and complete the open audit for fiscal year 2017, and the engagement is expected to be finalized on or prior to April 13, 2018. The Fund had previously sought and received an extension of time to meet its filing obligations. Given the timing of the proposed engagement of a new independent auditing firm, however, it is unlikely that the audit will be complete as of April 16, 2018, and it is impractical therefore for the Registrant to transmit to shareholders its annual shareholder report for the period ended December 31, 2017 (the “Annual Report”), or to file the Form N-CSR for the period ended December 31, 2017 (the “Form N-CSR”), within the prescribed timeframes as previously extended.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Annual Report to shareholders by April 16, 2018 and to file Form N-CSR by April 26, 2018. The Registrant respectfully requests that the date for filing the Form N-CSR be extended to May 10, 2018. This filing also constitutes a written request under rule 30e-1(e) for an extension of time within which the Annual Report must be transmitted to stockholders, to and including April 30, 2018.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors. The Registrant will adhere to the following requirements as a condition to the relief requested hereby:

1. The Fund will cease offering shares to the public under its current registration statement until its audited financial statements are available and have been filed with the SEC;

2. The Fund has and will continue to make appropriate disclosure, through a supplement to its prospectus and otherwise, of the resignation of the Fund’s prior independent public accountant and of the Commission’s grant of the extension sought hereby;

3. The Fund has placed a copy of its unaudited financial statement on its website, clearly marked to show their unaudited nature, and has included a note to shareholders on the landing page for its web site with a link to the prospectus supplement; and

4. The Fund will not send out repurchase offer documents without prior discussion with SEC staff, and in any event will postpone providing notice of the offer until the Fund’s audited financial statements have been produced and filed.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

John H. Grady

DLA Piper (U.S.) LLP

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-3365

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH ENDOWMENT STRATEGY FUND

By:	/s/ Carol Wildermuth

Date: April 12, 2018